UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 18, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

Investor release
Zurich / Basel, September 30, 2010, 07:00 AM
UBS to participate in Bank of America Merrill Lynch financials conference
John Cryan, Chief Financial Officer of UBS, will present today at the Bank of America Merrill Lynch financials conference in London. His presentation will include updates on the effects of the Basel III framework. Applying Basel III standards, UBS’s June 30, 2010 risk-weighted assets are estimated to be in the range of CHF 400 billion, compared to CHF 205 billion under Basel II. Mitigating steps that UBS plans to take should significantly reduce its risk-weighted assets as calculated under Basel III. Subject to market and business developments and foreign currency fluctuations, UBS believes that its Basel III risk-weighted assets will likely be closer to CHF 300 billion prior to the initial implementation of the new standards. Based on previously announced profitability targets, UBS expects to satisfy the required core capital ratios through retained earnings by 2013.
The full presentation can be found at www.ubs.com/presentations
Cautionary statement regarding forward-looking statements
This release contains statements that constitute “forward-looking statements” as to UBS management’s expectations concerning the future development of its risk-weighted assets and core capital ratio under Basel III standards. A number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: future developments in UBS’s business and in the markets in which UBS operates; changes in foreign exchange rates; and possible further regulatory changes affecting the calculation of risk-weighted assets and core capital ratio. In addition, risk-weighted assets, capital ratios and other financial measures could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: October 18, 2010